Filed by Nanometrics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Commission File No. 000-13470

Subject Company: Nanometrics, Inc.

This filing relates to the Agreement and Plan of Merger and Reorganization, dated as of January 25, 2006, by and among Nanometrics Incorporated, Alloy Merger Corporation (a wholly owned subsidiary of Nanometrics) and Accent Optical Technologies, Inc. The following is a transcript from a conference call relating to the transaction described above, a recording of which has been made available on Nanometrics Incorporated’s website at www.nanometrics.com.

Conference Call Transcript NANO - Nanometrics to Acquire Accent Optical Technologies Event Date/Time: Jan. 26. 2006 / 6:00AM PT

CORPORATE PARTICIPANTS

John Heaton

Nanometrics Inc.—President & CEO

Doug McCutcheon

Nanometrics Inc.—EVP & CFO

Bruce Rhine

Accent Optical Technologies—CEO & Chairman

CONFERENCE CALL PARTICIPANTS

Avinash Kant

Canaccord Adams—Analyst

Ray Kukreja

WR Hambrecht—Analyst

Martin Teng

SG Cowen & Co.—Analyst

PRESENTATION

Operator

Good morning and welcome to Nanometrics’ conference call to discuss the Nanometrics announcement of entering into agreement to acquire Accent Optical Technologies. This morning’s speakers include John Heaton, President and CEO of Nanometrics; Doug McCutcheon, Executive Vice President and CFO of Nanometrics; and Bruce Rhine, CEO and Chairman of Accent Optical Technologies. The Q&A session will be held at the end of the call. Until that time, all participants will be in listen-only mode.

Listeners are referred to the legend addressing forward-looking statements contained in our press release issued last evening. In connection with the planned merger, Nanometrics and Accent will file a joint proxy statement/prospectus with the SEC. Nanometrics intends to include in such proxy statement/prospectus a resolution for shareholder approval of the issuance of Nanometrics common stock as consideration for the merger and certain other matters contemplated by the merger agreement.

Accent intends to include in such proxy statement/prospectus a resolution for stockholder approval of the merger agreement, and the merger and certain other matters contemplated by the merger agreement. The joint proxy statement/prospectus will be mailed to the shareholders of Accent and Nanometrics. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information about the transaction.

Investors and security holders may obtain a free copy of the joint proxy statement/prospectus when it is available at the SEC’s website at www.SEC.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Nanometrics. Thank you for joining the conference call.

I will now turn over the call to Mr. John Heaton. Please go ahead, sir.

John Heaton - Nanometrics Inc. - President & CEO

Thanks, Colby. Thanks to everyone this morning for joining us on this conference call. Doug, myself, and Bruce are all thrilled about the announcement that we made last night. For today, I want to give you kind of a warning message here. Obviously, Nanometrics is a publicly traded company and we are in a quiet period. We expect to make our announcement for Q4 numbers and year-end in early February, so we will refrain from referring to anything related to Q4 numbers during this call.

Also, another important aspect of this call today is that we can only speak to as part of a merger agreement to historical information. We’re not going to be able to give your projections and step in front of the regulatory process here for a merger. So we will speak primarily today about educating our investors and investment community about the value of Accent, because they are a relative unknown in the investment community. Then I will follow up at the end with comments on why we believe this merger makes great sense for both companies.

But we don’t be giving any forward-looking guidance or expected numbers beyond what is already in the press release. I’m going to let Doug summarize the announcement briefly, followed with Bruce Rhine, the Chairman and CEO of Accent, to speak a little bit about the history of Accent and the products and technologies and the value that they bring. Then I am going to finish up on the logic for the deal and the vision for the new company.

So with that, I’ll turn it over to Doug to kind of go over the summary of the press release and speak to that.

Doug McCutcheon - Nanometrics Inc. - EVP & CFO

Thank you, John. As noted in the press release of last night, we have entered into a definitive agreement of merger with Accent Optical. We are very excited about that, as the result of this merger will create one of the largest pure-play metrology companies in the industry. As an indication of the size of the company, we have indicated in the press release that the trailing last 12 months revenue as of the end of the September quarter of the combined company was in excess of $110 million.

The consideration for the transaction will be a stock deal, about 5 million shares of Nanometrics stock plus the assumption of debt, net debt of approximately $10.6 million — net meaning net of cash on hand — leads to a total deal value of about $80.9 million based on yesterday’s closing price of Nanometrics stock at $14.06. The combined company as the result of the merger, former Accent shareholders will hold about 27% of the new Nanometrics.

As far as management of the Company, John Heaton will remain as CEO. I will remain as CFO, and Bruce Rhine, Chairman and CEO of Accent, will join our company as Chief Strategy Officer. The company will be named Nanometrics, will remain named as Nanometrics, and will be based here in Milpitas, California.

Because of the size of the transaction, we, of course, must have shareholder approval, which we will proceed with that process with the filing of an S-4 over the next few weeks. And we expect a targeted closing, depending upon the review schedule of the Securities and Exchange Commission, to occur over the next few months, but we do expect to be closed in the first half of fiscal year 2006.

So that’s a summary of the transaction. John.

John Heaton - Nanometrics Inc. - President & CEO

I’ll let Bruce speak a little bit now about the history of Accent and the products and technologies, and kind of give us an overview.

Bruce Rhine - Accent Optical Technologies - CEO & Chairman

Great, thanks, John. Thanks, Doug. First of all, let me start off by saying I’m absolutely thrilled to be here. This is the next step of a very logical sequence of events for Accent. Accent has been around as such for about 5.5 years. Its genesis was the leveraged buyout of the semiconductor measurement division of Bio-Rad Laboratories. Bio-Rad in turn had put together four different companies, many of them with long legacies in product offerings such as overlay, product offerings such as scatterometry, FTIR, and other instruments used in wireless and high brightness LED.

To give you a feel for our size, it is approximately $40 million, a little over $40 million annual run rate. Looking historically, approximately 200 employees, and we operate in two locations, in Bend, Oregon is our headquarters, and also an advanced technology center, our research and development mission there. And then York, England is the legacy site from Bio-Rad that has the mission of manufacturing, engineering and also development work on existing products.

Speaking to the products then, there are four products that address the silicon semiconductor market, metrology market; overlay, OCD or scatterometry, FTIR which is a thin film characterization technology, and then a future product that we are working on, SiPHER, which is used to look at electrical characterization of ultrashallow junction defects. So one of the primary focuses of our business is in photolithography process control, and there is really three components of metrology there; overlay, scatterometry or OCD, and macro-defect inspection. What we bring to the table and why we think this is an excellent fit is a very strong position in overlay coupled with Nanometrics’ position in scatterometry.

So generally speaking, about 60% of our business is in the area of silicon semiconductor metrology, which has extraordinarily good fit with the channels that Nanometrics has. To expand on that a little bit, geographically, Accent tends to be perhaps a little bit stronger in Europe where we have two of three key accounts there relative to Nanometrics. Before we had the opportunity to perform the LBO of Bio-Rad, Bio-Rad made the decision to pull out of Japan with overlay and scatterometry and Nanometrics is relatively strong in Japan. So we will have the opportunity I think to compete more effectively in Japan.

In the case of the U.S., we are both strong geographically but when you get down to look at the key accounts, there is a considerable amount of synergy between the two of us. We are strong where Nanometrics isn’t quite as strong and they are strong where we have no penetration. So we look for the opportunity to do cross selling in the United States, Europe and Japan.

So I think I’ve kind of summarized what Accent is. Key points I think about 40 million and 200 employees and photolithography process control equipment is our largest single segment of product opportunity.

John Heaton - Nanometrics Inc. - President & CEO

Thanks, Bruce. So obviously you can hear from that kind of overview of Accent that it is a great fit for us. Again, Nanometrics’ primary focus is semiconductor metrology. We believe that the (indiscernible) — excuse me — the Technologies fit very well with what we are doing today and what we’re trying to go towards in the future, which is having a complete portfolio of products for photolithography and advanced process control.

So if I were to summarize the deal, it would kind of focus on three main points. First is the growth in revenue. Obviously we are a small company in a big industry with a very large competitor. We believe that organic growth is great but that the industry is maturing very much these days and that the channel to the customer is becoming a key aspect of profitability. We felt that the Company into the future had to have a greater portfolio of products to fill that channel and get better utilization of the sales and support personnel in those different territories. So primarily growth in revenue.

Second criteria, there would have to be growth in earnings. We’re not interested in getting big just for the sake of getting big. We want to have a very effective company and obviously Accent Technologies has been living in even a smaller domain than ourselves and it has had to make the kind of compromises for their channel that has not allowed them to kind of realize the growth potential that they have in the fundamental technology. So earnings growth because we will be able to utilize or we anticipate utilizing the channel that we have to sell their products without any changes into the territories that we have a strong channel.

And then lastly, having a greater product portfolio of technologies. Our folks need more products to sell. We believe that some of the larger competitors that we do deal with have an inherent advantage in the market by offering a broad portfolio of technology that gives them pricing advantages and obviously that’s better channel to the customers. So we will be able to improve that and also from a technology standpoint, we will not be so reliant on any one particular technology. As we all know, there is ongoing litigation for our company and it seems to be a trend within our group that litigation and IP becomes a very important part of your existence as a company. So improving product technology and IP are really key aspects for our company improving and providing our shareholders with greater value.

So we believe that Accent Optical fulfills all of that criteria and if we were to look at the plane of available candidates for consideration in a merger concept, Accent Optical is the best candidate out there and fortunately, we were able to reach a mutual beneficial deal for both shareholders. We believe we will reflect that in a registration and hopefully get a vote here, as Doug said, in the first half.

So with all that said, we’re very interested to know what folks out there have to think about the deal. We would like to hear from the analysts now and operator, I’d like to turn the call over to you for questions.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). Avinash Kant, Adams Harkness.

Avinash Kant - Canaccord Adams - Analyst

Good morning, John, Doug and Bruce. I had a few questions actually. The first one was that I think clearly you guys are talking about a lot of synergies in the area of lithography. Now if I could get an understanding of particularly more from the Accent point of view. At this point, roughly what percentage of their business is coming from lithography?

Bruce Rhine - Accent Optical Technologies - CEO & Chairman

Going back twelve months, pretty much just about half, maybe just slightly under half of our business would be in the photolithography process control.

John Heaton - Nanometrics Inc. - President & CEO

If you think about it. The overlay metrology part of Accent’s business is 100% lithography. The only area that overlay metrology is used is in lithography. Now the critical dimension part, the scatterometry we referred to hear in the description of the company, has penetration beyond lithography but it is still the most challenging area for customers in the pad. Therefore, having a technology that plays into the difficulties of our customers is a great upside and obviously offers us on alternative technology to the one that we offer today.

Bruce Rhine - Accent Optical Technologies - CEO & Chairman

Just to expand on that, in our scatterometry, we have only addressed photolithography. So the opportunity to understand the other applications that Nanometrics brings is interesting moving forward.

Avinash Kant - Canaccord Adams - Analyst

In terms of the competition though, traditionally who has Accent competed with in the non-lithography? When they talk about the LED and the wireless applications, who has been the competition for Accent?

Bruce Rhine - Accent Optical Technologies - CEO & Chairman

Those are niche markets and generally speaking, we’ve got a very strong competitive position in those markets. You have to address them sort of one at the time but one particularly important segment in that area is photolithography mapping, photoluminescence mapping, excuse me, and we were able to buy our largest competitor about three years ago, which was spun off from Philips Analytical and so there are certainly custom shops that will build this equipment to specifications and universities that build their own. By and large, we have very strong marketshare in each of those segments.

Avinash Kant - Canaccord Adams - Analyst

And of course trying to understand a little bit about the model and I’m not going to be asking any futuristic questions but in the past, if you could give any idea in terms of what kind of margins has Accent been getting any gross margin or operating margin kind of numbers.

Doug McCutcheon - Nanometrics Inc. - EVP & CFO

So Avinash, the best thing to kind of answer that is to go back — obviously, as we mentioned earlier, Accent previously filed a registration — I’m not sure if I mentioned this — but they did file a registration to go public approximately early 2004 — early ‘04. So I think if you went to the SEC website and pulled down that document, you can get a pretty good historical perspective. Accent is not a new company. It has been around for a long period of time. Obviously it is a carve out but we believe that there is enough historical information that you could build a pretty good model on how the company operates.

Avinash Kant - Canaccord Adams - Analyst

But John, that was filed in ‘04. I was wondering between ‘04 to ‘05 and last year what happened.

John Heaton - Nanometrics Inc. - President & CEO

Well there are no dramatic changes in these companies. They have maintained their position in the market. Their products are primarily the same. So I think from all aspects, you have to understand.

Avinash Kant - Canaccord Adams - Analyst

So it will be a reasonable assumption to assume that whatever the company did in close to ‘04, that model is pretty much similar?

John Heaton - Nanometrics Inc. - President & CEO

I think if we’re on the same revenue level, that has got to be a good assumption.

Operator

Ray Kukrega, WR Hambrecht.

Ray Kukreja - WR Hambrecht - Analyst

Thank you and good morning, gentlemen and thanks for taking my questions. John, you mentioned that you wouldn’t be answering questions about the future numbers, very understandable. Though could you give us some idea as to what kind of specific actions you would be taking to achieve any sort of synergies going forward?

John Heaton - Nanometrics Inc. - President & CEO

It’s the most important question and it’s an important question for both employees and both sets of companies have to understand. We believe that the channel and the products are going to offer us tremendous synergies. So it is not so much about the synergies of removing redundancies; it is more about the synergies of platforms. So if we have a common platform that we have greater ability to purchase robots, door openers, the major cost aspects of our systems, we benefit. And that is an inherent part of the synergies that would exist.

Obviously we don’t have two accounting systems. We don’t have two auditors. So many of the formalities of running a company will be automatically brought into the company for synergies. But I think, as Bruce tried to characterize for you, they don’t sell their metrology for the most part in Japan at all. So immediately our sales folks can start to get penetration and have a product offering that does not exist today. That is a synergy. That is a tremendous upside and if you look at it from a customers’ perspective, Accent has a product that is fully capable, fully competitive, top-of-the-line, working on the latest geometry technologies.

They will be able to go to a facility, have an infrastructure in place to sell to those folks to have an infrastructure in place to support those people in the way they are accustomed to being serviced and achieve orders when you have a very dominating metrology company that penetrates today. So I think it’s a great alternative and it is an immediate opportunity for the Company.

Ray Kukreja - WR Hambrecht - Analyst

And the top line, since Accent is pretty strong in the litho area and obviously Nano has invested in the overall metrology, how are you going to integrate with the two sort of what seems to be somewhat overlapping products or am I missing something here?

John Heaton - Nanometrics Inc. - President & CEO

No, I think it’s a great question. Whenever you have two companies coming together, there is going to be some product overlap but you have to also put yourself in the customers’ position. Customers go through a very long digestion period to get selected. There is no way that we would immediately do any kind of a transition of product. I don’t think that makes great sense for the Company. We would like to maintain our position with the customers that we have. Those products achieve margins that are acceptable to our company. We believe and represent that Accent does the same. So therefore the accounts that they have and the accounts that we have can continue.

Now if you’re looking into the future, in future selections and if we put the two together and come up with a better tool, that would give us a capability or an option to look at what would make sense for kind of a new model. So I would think out a couple of years from now as we bring the companies together and bring our engineers together, obviously we won’t be developing two different technologies separately; we will be developing one technology together. So that is not the immediate kind of synergy. That is more of a long-term synergy.

Ray Kukreja - WR Hambrecht - Analyst

Okay. My last question was — you have been working very hard on this road back to profitability. Given that this is a sizable acquisition, how do you go about assuring investors that management will have enough bench strength to do both, that is fixed issues that you are already doing and to integrate Accent into the Nanometrics organization both at the same time?

Doug McCutcheon - Nanometrics Inc. - EVP & CFO

Ray, this is Doug McCutchin. That of course is a key question that we ask ourselves to make sure that we have the — make sure we have the bench strength and the assets to do that. As you have seen, since I have joined the Company, we have added to the financial strength of the organization by hiring Ron Beeson as Corporate Controller. Although we have not made public announcements, we have been continuing to beef up the organization underneath Ron and Quentin, our Chief Accounting Officer.

As I think I’ve spoken with you before, I was hired into this company to accomplish a job to make this — to help this company grow. And I have been focused on that ever since I have been here. And we are making sure that we have the bench strength to do everything we need to do to make that happen.

Bruce Rhine - Accent Optical Technologies - CEO & Chairman

And if I could — this is Bruce Rhine — I would like to — since Accent is the one that you probably know the least about, maybe point to our website and have you take a look at our management team. All humility aside, we are kind of old farts in the industry. We average a little bit more than 20 years each, the top five folks and we know what we are doing. We had a fairly sizable task rationalizing Bio-Rad’s product line and moving it into a — consolidating it into two facilities and consolidating it onto common architecture. So we understand our products really well.

We have always felt that we alone have had the management team that could run up to one half billion or more company and many of us have had that experience in the past. So we humbly like to think that we are not only acquiring products and technology here but there is a little bit of a management team that is being acquired as well.

John Heaton - Nanometrics Inc. - President & CEO

I think that also speaks back to the synergies — this is John Heaton again — we have no intention of shutting down Bend or York. We intend to run these companies together and Bruce’s team, a very seasoned team, a great group of folks that will be able to enhance our organization immediately. It is not going to require any new hires. It is going just take their organization and their people and kind of feed into our team. And we’ve already examined those things and this is not a sellout on their part. They anticipate being part of a deal. This is an equity deal. This is not a cash transaction. These folks are in it for the long term. We are in it for the long term. We want to build a great franchise and we’re working together to do that.

Ray Kukreja - WR Hambrecht - Analyst

Thank you. And if I can sneak in one final thing, you mentioned that the deal is expected to close in the first half of this year. That could be as progress five month from now. Can you walk us through some of the milestones that we can expect to see in the next few months?

Bruce Rhine - Accent Optical Technologies - CEO & Chairman

Certainly, over the next few weeks, we will be preparing the filing of the prospectus proxy with the Securities and Exchange Commission on the Form S4. That is expected to occur sometime in February. The unknown in the process is the degree to which the SEC will require comments and review but they of course are required — they are allowed to have a full 30 days to respond. So that takes us to kind of mid-March time frame at the earliest and then depending on the SEC process, it could extend out beyond that.

Once the SEC has declared our S4 effective, we will mail to shareholders. We will have the requisite several week period for shareholders to evaluate the transaction and then hold a vote and of course immediately hopefully close the transaction upon the termination of the vote. So the time frame, the absolute earliest possible time is late March, early April for a closing and then depending on SEC review, it could push out to beyond that.

John Heaton - Nanometrics Inc. - President & CEO

Also I’d like to add one other point and I think it speaks a little bit to deal certainty. Remember this is a private to public transaction and frankly the concentration of shares for Accent Optical was in a few shareholders. So if we look at the relative deal certainty from a Nanometrics perspective, this is not going to be something that is going to play out for very long. There won’t be a lot of controversy because we have an agreement in place. There is a limited number of shareholders. Nanometrics also maintains a large ownership position in the company, in Nanometrics that is and so therefore I think if you are an investor and you’re looking at deal certainty, this is certainly something that is a much more positive kind of a transaction than one may have seen in the markets today.

Ray Kukreja - WR Hambrecht - Analyst

That’s a good point. Thank you so much, John.

Operator

Martin Teng, SG Cowen.

Martin Teng - SG Cowen & Co. - Analyst

This is Martin Teng for SG Cowen & Co. Congratulations on the merger. A couple of quick questions. What do you think is the incremental time that Accent brings with you?

John Heaton - Nanometrics Inc. - President & CEO

That’s a really good question. If we look primarily, we have been playing in many of the same markets as Accent. So the biggest group or the biggest growth areas that we are really trying to address, lithography, metrology for critical dimensions, have already been areas that we are addressing. I guess the enhanced market position or total available market that we would be serving would be in the bare wafer part. They have FTIR and (indiscernible) luminescence technology that serves that market. That is not something that we do today. Although relatively small, it is not — it does contribute and has maintained historical positive margins. So that is a contributor. Basically the market is not significantly changing for us. I think it is just a story of greater marketshare within those spaces that we already participate.

Martin Teng - SG Cowen & Co. - Analyst

Within the bare wafer measurement part, there is some — when I read the website, there’s some things about lattice metrology regarding [indiscernible] silicon, SOI. Has that piece of the business been growing with the adoption of all these modified substrates?

Bruce Rhine - Accent Optical Technologies - CEO & Chairman

The product that you’re referring to is SiPHER. That is a growth product for us. We expect that to address a number of applications. It is a capability that addresses a number of applications. So that is a future product that is an important addition to the TAM.

John Heaton - Nanometrics Inc. - President & CEO

It still early days for those things though.

Bruce Rhine - Accent Optical Technologies - CEO & Chairman

Very early.

John Heaton - Nanometrics Inc. - President & CEO

I think there is still greater adoption of applications and that is another part of why this deal make sense for both sides. There are not only the SiPHER technology, which is a great new technology to bring into Nanometrics but also the platform and again we go back to this channel. Now we’re going to have folks that are out there working customers, finding applications, getting the kinds of insight into what they need and be able to find applications for those technologies as well as next-generation scatterometry obviously. I don’t know if I mentioned this much in the beginning but Accent Optical founded for the most part scatterometry as a technology. They were early days on all of the IP. They were early days in the fundamentals that developed it. The folks at Accent Optical are the founders of this technology.

So the wealth of knowledge they bring to the party, the technology and how they have adopted it and adapted over time is going to pay great rewards for the Company. And we believe that there is more to be gained from this story than what may be on their website today that there are technologies in the future that we can work together on that will make an even bigger story for the Company combined.

Bruce Rhine - Accent Optical Technologies - CEO & Chairman

That’s a great point, John. The same point holds for overlay as well. We were the original founder of overlay technology, the first to commercially develop it approximately 20 years ago and so we have a lot of legacy systems out there and a tremendous amount of optical knowledge about how to extract a signal and then software knowledge about how to maximize the value of that signal to the customer on overlay.

Martin Teng - SG Cowen & Co. - Analyst

My second question is Nanometrics has been in the past successful in integrating several metrology solutions into one platform. With the merger, do you see any technologies within Accent that can be similarly integrated or bundled together?

John Heaton - Nanometrics Inc. - President & CEO

Absolutely and that is the obvious part of the plan. As I said, there’s some common elements to both systems that we will resolve over time. As I said, robots and front ends, that is not a value add thing but it’s something we can get a lot of leverage in our business models with. But frankly they have a really good model as a company. As I mentioned earlier, they are in a stressed environment. They have been undercapitalized for a long period of time as they have tried to go public on a number of occasions and have not had all the resources available to them to really execute on a strategy.

What it leads to is a very frugal nature and a way of getting products developed in a very cost-effective way. So I think there is some things to be gained for Nanometrics through that model. So we believe going forward that learning from some of their frugal ways will ultimately help the combined corporation.

Martin Teng - SG Cowen & Co. - Analyst

One last question, when you talk about the cash earnings being accretive right up to the deal, are you assuming any cost savings in that projection?

Doug McCutcheon - Nanometrics Inc. - EVP & CFO

No. That statement is absent any synergies or cost savings but we believe there are those opportunities for us and we will be pursuing those aggressively.

Operator

At this time, there are no further questions in the queue.

John Heaton - Nanometrics Inc. - President & CEO

Great. I want to thank everybody for joining us today and look forward to the Q4 numbers within 30 days I guess.

Doug McCutcheon - Nanometrics Inc. - EVP & CFO

The week of February 12.

John Heaton - Nanometrics Inc. - President & CEO

And after that, we will look forward to the registration and further comments on the deal. Thanks very much.

Operator

Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Good day.

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Additional Information and Where To Find It

In connection with the planned merger (the “Merger”) between Nanometrics, Inc. (“Nanometrics”) and Accent Optical Technologies, Inc. (“Accent”) pursuant to the Agreement and Plan of Merger and Reorganization dated January 25, 2006 (the “Merger Agreement”), by and between Nanometrics, Alloy Merger Corporation (a wholly owned subsidiary of Nanometrics) and Accent, Nanometrics and Accent will file a joint proxy statement/prospectus. Nanometrics intends to include in such proxy statement/prospectus a resolution for shareholder approval of the issuance of Nanometrics common stock in consideration for all the outstanding shares of Accent capital stock and the rights to acquire Accent capital stock (the “Share Issuance”), and certain other matters contemplated by the Merger Agreement. Accent intends to include in such proxy statement/prospectus a resolution for stockholder approval of the Merger Agreement and the Merger and certain other matters contemplated by the Merger Agreement. The joint proxy statement/prospectus will be mailed to the shareholders of Accent and Nanometrics. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission (“SEC”) by Nanometrics and Accent. Investors and security holders may obtain a free copy of the joint proxy statement/prospects (when it is available) and other documents filed by Nanometrics with the SEC at the SEC’s web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Nanometrics by directing a request to Nanometrics, Inc., 1550 Buckeye Drive, Milpitas, California 95035, Attention: Investor Relations, Telephone: (408) 435-9600 or by sending an email request to investors@nanometrics.com.

Nanometrics and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Nanometrics’ and Accent’s shareholders with respect to the transactions contemplated by the Merger Agreement. Information regarding such officers and directors is included in Nanometrics’ Proxy Statement for its 2005 Annual Meeting of Shareholders filed with the SEC on August 4, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Nanometrics by directing a request to Nanometrics, Inc., 1550 Buckeye Drive, Milpitas, California 95035, Attention: Investor Relations, Telephone: (408) 435-9600 or by sending an email request to investors@nanometrics.com.

Accent and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Accent’s and Nanometrics’ shareholders with respect to the transactions contemplated by the Merger Agreement. Information regarding such Accent directors and executive officers and their interests in the Merger will be included in the joint proxy statement/prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, such as statements regarding the expected cost savings, impact of the Merger on operating results of the combined company, market position of the combined company and product portfolio of the combined company. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which Nanometrics expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Nanometrics and Accent businesses will not be integrated successfully; Nanometrics’ ability to achieve the cost savings and cash earnings expected, costs related to the Merger; failure of the Nanometrics shareholders to approve the Share Issuance, failure of the parties to satisfy various closing conditions, the inability of Nanometrics to achieve the market position anticipated and other economic, business, competitive and/or regulatory factors affecting Nanometrics’ and Accent’s businesses generally, including those set forth in Nanometrics’ filings with the SEC, including its Annual Report on Form 10-K for its most recent fiscal year, especially in the Management Discussion and Analysis section, its most recent Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. All forward-looking statements included in this communication are based on information available to Nanometrics on the date hereof. Nanometrics undertakes no obligation (and expressly disclaims any such obligation) to update forward-looking statements made in this communication to reflect events or circumstances after the date of this communication or to update reasons why actual results could differ from those anticipated in such forward-looking statements.